SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34412; 812-15135

Blackstone / GSO Floating Rate Enhanced Income Fund, et al.

November 1, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment funds and accounts.

Applicants: Blackstone / GSO Floating Rate Enhanced Income Fund ("BGFLX"); Blackstone Long-Short Credit Income Fund ("BGX"); Blackstone Private Credit Fund ("BCRED"); Blackstone Senior Floating Rate Term Fund ("BSL"); Blackstone Strategic Credit Fund ("BGB"); Blackstone Secured Lending Fund ("BGSL," and together with BGFLX, BGX, BSL and BGB, the "Blackstone Credit Regulated Funds"); Blackstone Liquid Credit Strategies LLC ("BLCS"), the investment adviser to BGFLX, BGX, BSL and BGB; Blackstone Credit BDC Advisors LLC ("BCBA"), the investment adviser to BCRED and BGSL; the investment advisers set forth in Schedule A to the application (together with BLCS and BCBA, the "Blackstone Credit Advisers"); and the Existing Affiliated Funds set forth on Schedule A to the application.[1]

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[1]   The Existing Affiliated Funds are entities (i) whose primary investment adviser or sub-adviser is an Adviser (as defined below)(when the sub-adviser is an Adviser, the primary adviser is a Primary Adviser (as defined below)) (ii)

Filing Dates: The application was filed on June 16, 2020, and amended on February 22, 2021 and July 16, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 26, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Rajib Chanda at Rajib.Chanda@stblaw.com and Christopher Healey at Christopher.Healey@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Joseph Toner, Senior Counsel, at (202) 551-7595 or Marc Mehrespand, Branch Chief, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

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that either (A) would be an investment company but for section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (B) relies on the rule 3a-7 exemption thereunder from investment company status.

Applicants' Representations:

1.	BGFLX, BGX, BSL and BGB, each a Delaware statutory trust, are externally managed, diversified, closed-end management investment companies. Each of BGFLX's and BGX's investment objective is to provide current income, with a secondary objective of capital appreciation. Each of BSL's and BGB's investment objective is to seek high current income, with a secondary objective to seek preservation of capital, consistent with its primary goal of high current income. Each of BGFLX, BGX, BSL and BGB has a five-member Board, of which four members are Non-Interested Trustees.[2]

2.	BCRED is a Delaware statutory trust that has elected to be regulated as a business development company ("BDC") under the Act.[3] BCRED's investment objective is to generate current income and, to a lesser extent, generate long-term capital appreciation. BCRED has a six-member Board, of which four members are Non-Interested Trustees.

3.	BGSL is a Delaware statutory trust that has elected to be regulated as a BDC. BGSL's investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. BGSL has a seven-member Board, of which four members are Non-Interested Trustees.

4.	Each of the Advisers[4] is a subsidiary of The Blackstone Group, Inc. ("Blackstone"). Blackstone is a leading global alternative asset manager, whose alternative asset management

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[2]	"Board" means the board of trustees (or equivalent) of a Regulated Fund (as defined below).

"Non-Interested Trustees" are not "interested persons" as defined in section 2(a)(19) of the Act.

[3]	Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[4]	The term "Adviser" means the Blackstone Credit Advisers and any future investment adviser that (i) controls, is controlled by or is under common control with a Blackstone Credit Adviser, (ii) is registered as an investment adviser under the Advisers Act, and (iii) that intends to participate in the Co-Investment Program (as defined below). The term "Primary Adviser" means any future or existing investment adviser that (i) controls, is controlled by or is under common control with an Adviser, (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not an

businesses include investment entities focused on private equity, real estate, hedge fund solutions, non-investment grade credit, secondary private equity funds of funds and multi-asset class strategies. Blackstone's four business segments are (1) private equity, (2) real estate, (3) hedge fund solutions and (4) credit.

5.   The Blackstone Credit Advisers operate as a self-contained advisory business within Blackstone's credit group. Each Blackstone Credit Adviser is under common control with BLCS and BCBA, the Adviser to each of the Blackstone Credit Regulated Funds, and collectively they conduct a single advisory business for purposes of the requested order. The Blackstone Credit Advisers are each either separately registered as investment advisers with the Commission or are relying advisers that rely on the registration of another Blackstone Credit Adviser. No Blackstone Credit Adviser is a relying adviser of any Blackstone-affiliated investment adviser from outside of the self-contained group.

6.   Applicants seek an order to permit one or more Regulated Funds[5] to be able to participate with one or more other Regulated Funds and/or one or more Affiliated Investors[6] in the

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Adviser under the requested order. For the avoidance of doubt, a Primary Adviser will not be treated as an Adviser under the requested order, but will be subject to conditions 2(c)(iv) and 15 only. No Primary Adviser will rely on the requested order with respect to any investment entities it manages other than to the extent those entities are sub-advised by an Adviser. No Primary Adviser will be the source of any Potential Co-Investment Transactions (as defined below) under the requested order.

[5]   "Regulated Fund" means (i) the Blackstone Credit Regulated Funds and (ii) and any Future Regulated Fund (as defined below). "Future Regulated Fund" means any future closed-end management investment company (i) that has elected to be regulated as a BDC or is registered under the Act, (ii) whose investment adviser is an Adviser and (iii) who intends to participate in the Co-Investment Program.

[6]   "Affiliated Investor" means (i) the Existing Affiliated Funds, (ii) any Affiliated Proprietary Account and (iii) any Future Affiliated Fund (as defined below). Affiliated Investors may include funds that are ultimately structured as collateralized loan obligation funds ("CLOs"). Such CLOs would be investment companies but for the exception in section 3(c)(7) of the Act or their ability to rely on rule 3a-7 thereunder. During the investment period of a CLO, the CLO may engage in certain transactions customary in CLO formations with another Affiliated Investor on a secondary basis at fair market value. For purposes of the requested order, any securities that were acquired by an Affiliated Investor in a particular Co-Investment Transaction that are then transferred in such customary transactions to an Affiliated Investor that is or will become a CLO (an "Affiliated Fund CLO") will be treated as if the Affiliated Fund CLO acquired such securities in the Co-Investment Transaction. For the avoidance of doubt, any such transfer from an Affiliated Investor to an Affiliated Fund CLO will be treated as a Disposition (as defined below) and completed pursuant to the terms and conditions of the application, though the applicants note that the Regulated Funds would be

same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under sections 17(d) and 57(a)(4) of the Act and the rules thereunder (the "Co-Investment Program").

7.   For purposes of the requested order, "Co-Investment Transaction" means any transaction in which one or more Regulated Funds (or one or more Wholly-Owned Investment Subsidiaries, as defined below) participates together with one or more other Regulated Funds (or one or more Wholly-Owned Investment Subsidiaries) and/or one or more Affiliated Investors in reliance on the requested order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Subsidiary, as defined below) could not participate together with one or more Affiliated Investors and/or one or more other Regulated Funds without obtaining and relying on the requested order.[7] Funds that are advised or sub-advised by affiliates of Blackstone other than an Adviser or Primary Adviser will not participate in the Co-Investment Program. No Primary Adviser will be the source of any Potential Co-Investment Transactions under the requested order. Potential Co-Investment Transactions will not be shared outside of the Co-Investment Program.

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prohibited from participating in such Disposition by section 17(a)(2) or section 57(a)(2) of the Act, as applicable. The participation by any Affiliated Fund CLO in any such Co-Investment Transaction will remain subject to the requested order.

"Future Affiliated Fund" means an entity (i)(A) whose investment adviser is an Adviser or (B) whose investment adviser is a Primary Adviser and whose sub-adviser is an Adviser, (ii) that either (A) would be an investment company but for an exemption in section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (B) relies on the rule 3a-7 exemption from investment company status, and (iii) that intends to participate in the Co-Investment Program.

"Affiliated Proprietary Account" means any account of an Adviser or its affiliates or any company that is an indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, which, from time to time, may hold various financial assets in a principal capacity. For the avoidance of doubt, neither the Regulated Funds, the Existing Affiliated Funds nor any Future Affiliated Fund shall be deemed to be Affiliated Proprietary Accounts for purposes of the application.

[7]   All existing entities that currently intend to rely upon the requested order have been named as applicants. Any other existing or future entity that subsequently relies on the requested order will comply with the terms and conditions of the application.

8.   Applicants state that a Regulated Fund may, from time to time, form one or more

Wholly-Owned Investment Subsidiaries.[8] A Wholly-Owned Investment Subsidiary would be

prohibited from investing in a Co-Investment Transaction with another Regulated Fund or any

Affiliated Investor because it would be a company controlled by the applicable Regulated Fund for

purposes of sections 17(d) and 57(a)(4) of the Act and rule 17d-1 thereunder. Applicants request

that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment

Transactions in lieu of the applicable Regulated Fund and that the Wholly-Owned Investment

Subsidiary's participation in any such transaction be treated, for purposes of the requested order, as

though the Regulated Fund were participating directly.

9.   When considering Potential Co-Investment Transactions for any Regulated Fund, an

Adviser will consider only the Objectives and Strategies,[9] Board-Established Criteria,[10] investment

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[8]   "Wholly-Owned Investment Subsidiary" means an entity (i) whose sole business purpose is to hold one or more investments on behalf of a Regulated Fund (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (ii) that is a wholly-owned subsidiary (as defined in the Act) of a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 95% or more of the voting and economic interests); (iii) with respect to which the Board of the Regulated Fund has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary's participation under the conditions of the requested order; and (iv) that is an entity that would be an investment company but for an exemption in section 3(c)(1) or 3(c)(7) of the Act.

The term "SBIC Subsidiary" means a Wholly-Owned Investment Subsidiary that is licensed by the Small Business Administration (the "SBA") to operate under the Small Business Investment Act of 1958, as amended, (the "SBA Act") as a small business investment company (a "SBIC").

[9]   The term "Objectives and Strategies" means a Regulated Fund's investment objectives and strategies, as described in the filings made with the Commission by the Regulated Fund under the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended (the "1933 Act") and the Act, and the Regulated Fund's reports to shareholders.

[10]   The term "Board-Established Criteria" means criteria that the Board of the applicable Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which an Adviser to the Regulated Fund should be notified under condition 1 of the requested order. The Board-Established Criteria will be consistent with the Regulated Fund's then-current Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund's Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund's then current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest, taxes, depreciation, and amortization of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the applicable Board's consideration, but Board-Established Criteria will only become effective if approved by a majority of the Non-Interested Trustees. The Non-Interested Trustees of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-

policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a Required Majority, as defined in section 57(o) of the Act (a "Required Majority"), of the trustees of the Board eligible to vote on that Co-Investment Transaction under section 57(o) of the Act (the "Eligible Trustees").[11] When selecting investments for the Affiliated Investors, an Adviser will select investments separately for each Affiliated Investor, considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular Affiliated Investor.

10.   With respect to participation in a Potential Co-Investment Transaction by a Regulated Fund, the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation of each investment opportunity to the Eligible Trustees. The Required Majority of a Regulated Fund will approve each Co-Investment Transaction prior to any investment by the Regulated Fund.

11.   Applicants state that the majority of the Blackstone Credit Advisers' employees work on matters for Close Affiliates[12] and information about potential investment opportunities is routinely disseminated among such Adviser's employees. Other than to satisfy compliance obligations, information regarding Potential Co-Investment Transactions will not be shared with

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Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

[11]   The defined terms Eligible Trustees and Required Majority apply as if each Regulated Fund were a BDC subject to section 57(o) of the Act.

[12]   The term "Close Affiliate" means the Advisers, the Regulated Funds, the Affiliated Investors and any other person described in section 57(b) of the Act (after giving effect to rule 57b-1 thereunder) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in section 57(b) to section 2(a)(3)(D) of the Act.

Remote Affiliates,[13] which would include other investment advisers that operate in other Blackstone business groups, except in unusual circumstances, as the Blackstone business groups each generally target different investment strategies or asset classes and there are information barrier policies in place between the Blackstone business groups. Applicants further note that within the Blackstone Credit Advisers, the personnel overlap and coordination among portfolio management teams ensures that all relevant investment opportunities will be brought to the attention of each Regulated Fund managed by the respective Adviser. Applicants submit that the Blackstone Credit Advisers will receive all information regarding all investment opportunities that fall within the then-current Objectives and Strategies and Board-Established Criteria of each Regulated Fund managed by the respective Adviser, regardless of whether the Adviser serves as the primary investment adviser or sub-adviser to the Regulated Fund.

12.   Applicants acknowledge that some of the Affiliated Investors may not be funds advised by an Adviser because they are Affiliated Proprietary Accounts. Applicants do not believe these Affiliated Proprietary Accounts should raise issues under the conditions of the requested order because allocation policies and procedures of the account owners provide that investment opportunities are offered to client accounts before they are offered to Affiliated Proprietary Accounts.

13.   Applicants represent that the Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Regulated Fund's purchase be the same as those applicable to the purchase by the other participating Regulated Funds and Affiliated Investors. However, the settlement date for an

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[13]   The term "Remote Affiliate" means any person described in section 57(e) of the Act in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

Affiliated Investor in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases (i) the date on which the commitment of the Affiliated Investors and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Investor or Regulated Fund participating in the transaction will occur within ten business days of each other.

14.   Under condition 16, if an Adviser or its principals, or any person controlling, controlled by, or under common control with the Adviser or its principal owners, and the Affiliated Investor (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund ("Shares"), then the Holders will vote such Shares as required under condition 16.

15.   No Eligible Trustee will have a direct or indirect financial interest in any Co-Investment Transaction, other than through any interest such Eligible Trustee may have in securities of a Regulated Fund.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from

participating in joint transactions with the BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, any person who is directly or indirectly controlling, controlled by, or under common control with a BDC is subject to section 57(a)(4) of the Act. Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4) of the Act, the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4) of the Act. Because the Commission has not adopted any rules under section 57(a)(4) of the Act, rule 17d-1 thereunder applies.

3.   Applicants state that certain transactions effected as part of the Co-Investment Program may be prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 thereunder without a prior exemptive order of the Commission to the extent that the Affiliated Investors fall within the category of persons described by section 17(d) or section 57(b) of the Act, as modified by rule 57b-1 thereunder with respect to a Regulated Fund. Applicants believe that the proposed terms and conditions will ensure would ensure that the conflicts of interest that section 17(d) and section 57(a)(4) of the Act were designed to prevent would be addressed and the standards for an order under rule 17d-1 under the Act are met.

Applicants' Conditions:

Applicants agree that any order granting the requested relief shall be subject to the following conditions:

1.   (a)   Each Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified, for each Regulated Fund the Adviser manages, of all Potential Co-Investment Transactions[14] that (i) an Adviser considers for

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[14] No Primary Adviser will be the source of any Potential Co-Investment Transactions under the requested order.

any other Regulated Fund or Affiliated Investor and (ii) fall within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria.

(b)   When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under condition 1(a), such Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   (a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant's Available Capital[15] up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Trustees of each participating Regulated Fund with information concerning each

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[15]   "Available Capital" means (a) for each Regulated Fund, the amount of capital available for investment determined based on the amount of cash on hand, liquidity considerations, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix, risk-return and target-return profile, tax implications, regulatory or contractual restrictions or consequences, and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations, and (b) for each Affiliated Investor, the amount of capital available for investment determined based on the amount of cash on hand, liquidity considerations, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix, risk-return and target-return profile, tax implications, regulatory or contractual restrictions or consequences and other investment policies and restrictions set from time to time by the Affiliated Investors' trustees, general partners, or adviser or imposed by applicable laws, rules, regulations or interpretations.

participating party's Available Capital to assist the Eligible Trustees with their review of the

Regulated Fund's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the

applicable Adviser will distribute written information concerning the Potential Co-Investment

Transaction (including the amount proposed to be invested by each participating Regulated Fund and

Affiliated Investor) to the Eligible Trustees of each participating Regulated Fund for their

consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one

or more Affiliated Investors only if, prior to the Regulated Fund's participation in the Potential Co-

Investment Transaction, a Required Majority concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the

consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders

and do not involve overreaching in respect of the Regulated Fund or its shareholders on the

part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(A)   the interests of the shareholders of the Regulated Fund; and

(B)   the Regulated Fund's then-current Objectives and Strategies;

(iii)   the investment by any other Regulated Funds or Affiliated Investors would

not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be

on a basis different from or less advantageous than that of other Regulated Funds or

Affiliated Investors; provided that, if any other Regulated Fund or Affiliated Investor, but

not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio

company's board of directors or the right to have a board observer or any similar right to

participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)   the settlement date for another Regulated Fund or an Affiliated Investor in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Investors and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Investor or Regulated Fund participating in the transaction will occur within ten business days of each other;

(B)   the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any;

(C)   the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(D)   any fees or other compensation that any Affiliated Investor or any Regulated Fund or any affiliated person of any Affiliated Investor or any Regulated Fund receives in connection with the right of an Affiliated Investor or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who each may, in turn, share its portion with its affiliated persons), and the participating Regulated Funds in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Investors, the other Regulated Funds or any Primary Adviser or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except

(A) to the extent permitted by condition 15;

(B) to the extent permitted by section 17(e) or 57(k) of the Act, as applicable;

(C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction; or

(D) in the case of fees or other compensation described in condition 2(c)(iii)(D).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Investors during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies and Board Established Criteria that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments[16] made in accordance with condition 9 and 10,[17] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party[18] has an investment. The Adviser will maintain books and records that demonstrate compliance with this condition for each Regulated Fund.

6.   A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, registration rights and the date on which the commitment is entered into will be the same for each participating Regulated Fund and Affiliated Investor and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Investor will occur as close in time as practicable and in no event more than ten business days apart. The grant to an Affiliated Investor or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(B), (C), and (D) are met.

7.   Standard Review Dispositions

(a)   If any Regulated Fund or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Investors have previously participated in a Co-Investment Transaction with respect to the issuer, then:

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[16]   "Follow-On Investment" means any additional investment in an existing portfolio company whose securities were acquired in a Co-Investment Transaction, including the exercise of warrants, conversion privileges or other similar rights to acquired additional securities of the portfolio company.

[17]   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

[18]   The term "Related Party" means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

(i) the Adviser to such Regulated Fund or Affiliated Investor will notify each Regulated Fund that holds an investment in the issuer of the proposed disposition at the earliest practical time;[19] and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Fund.

(c) A Regulated Fund may participate in such a disposition without obtaining prior approval of the Required Majority if: (i) (A) the participation of each Regulated Fund and Affiliated Investor in such disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the disposition;[20] (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition; or (ii) each security is a Tradable Security[21] and (A) the disposition

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[19] Any Affiliated Proprietary Account that is not advised by an adviser is itself deemed to be an Adviser for purposes of conditions 7(a)(i), 8(a)(i), 9(a)(i) and 10(a)(i).

[20] In the case of any disposition, proportionality will be measured by each participating Regulated Fund's and Affiliated Investor's outstanding investment in the security in question immediately preceding the disposition.

[21] The term "Tradable Security" means a security that (i) trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the 1933 Act; (ii) is not subject to restrictive agreements with the issuer or other security holders; and (iii) trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

is not to the issuer or any affiliated person of the issuer and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Investors is price.

(d)   In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Trustees, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests. Each Affiliated Investor and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.   Enhanced Review Dispositions

(a)   If any Regulated Fund or Affiliated Investor elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment[22] in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to such Regulated Fund or Affiliated Investor will notify each Regulated Fund that holds an investment in the issuer of the proposed disposition at the earliest practical time;

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the disposition; and

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[22]   The term "Pre-Boarding Investments" means any investment in an issuer that is (i) held by a Regulated Fund as well as one or more Affiliated Investors and/or one or more other Regulated Funds, (ii) acquired prior to participating in any Co-Investment Transaction, and (iii) acquired (A) in a transaction in which the only term negotiated by or on behalf of such funds was price in reliance on one of the Joint Transaction No-Action Letters; or (B) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Investor or other Regulated Fund. The "Joint Transaction No-Action Letters" are *SMC Capital, Inc.*, SEC Staff No-Action Letter (Sept. 5, 1995) and *Massachusetts Mutual Life Insurance Company*, SEC Staff No-Action Letter (June 7, 2000).

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this condition.

(b)   The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Trustees, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that:

(i)   the disposition complies with condition 2(c)(i), (ii), (iii)(A) and (iv); and

(ii)   the making and holding of the Pre-Boarding Investments were not prohibited by section 57 or rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)   The disposition may only be completed in reliance on the order if:

(i)   Each Regulated Fund has the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to Affiliated Investors and any other Regulated Fund.

(ii)   All of the Affiliated Investors' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(iii)   Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by section 57 (as modified by rule 57b-1) or rule 17d-1, as applicable;

(iv)   all Regulated Funds and Affiliated Investors that hold Pre-Boarding

Investments in the issuer immediately before the time of completion of the Co-

Investment Transaction hold the same security or securities of the issuer. For the

purpose of determining whether the Regulated Funds and Affiliated Investors hold

the same security or securities, they may disregard any security held by some but not

all of them if, prior to relying on the Order, the Required Majority is presented with

all information necessary to make a finding, and finds, that: (A) any Regulated

Fund's or Affiliated Investor's holding of a different class of securities (including for

this purpose a security with a different maturity date) is immaterial[23] in amount,

including immaterial relative to the size of the issuer; and (B) the Board records the

basis for any such finding in its minutes. In addition, securities that differ only in

respect of issuance date, currency, or denominations may be treated as the same

security; and

(d)   The Affiliated Investors, the other Regulated Funds and their affiliated

persons (within the meaning of section 2(a)(3)(C) of the Act), individually or in the aggregate, do

not control the issuer of the securities (within the meaning of section 2(a)(9) of the Act).

9.   Standard Review Follow-Ons

(a)   If any Regulated Fund or Affiliated Investor desires to make a Follow-On

Investment in an issuer and the Regulated Funds and Affiliated Investors holding investments in the

issuer previously participated in a Co-Investment Transaction with respect to the issuer:

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[23]   In determining whether a holding is "immaterial" for purposes of the requested order, the Required Majority
will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a
reasonable person would not believe that the interest affect the determination of whether to enter into the transaction or
arrangement or the terms of the transaction or arrangement.

(i)   the Adviser to each such Regulated Fund or Affiliated Investor will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)   A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if: (i) (A) the proposed participation of each Regulated Fund and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[24] immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application); or (ii) it is a Non-Negotiated Follow-On Investment.[25]

(c)   In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the

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[24]   To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Investors, proportionality will be measured by each participating Regulated Fund's and Affiliated Investor's outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Investors, proportionality will be measured by each participating Regulated Fund's and Affiliated Investor's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

[25]   The term "Non-Negotiated Follow-On Investment" means a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Investors and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on SEC guidance under either of the Joint Transaction No-Action Letters.

determinations set forth in condition 2(c). If the only previous Co-Investment Transaction with

respect to the issuer was an Enhanced Review Disposition the Eligible Trustees must complete this

review of the proposed Follow-On Investment both on a stand-alone basis and together with the

Pre-Boarding Investments in relation to the total economic exposure and other terms of the

investment.

(d)   If, with respect to any such Follow-On Investment:

(i)   the amount of the opportunity proposed to be made available to any

Regulated Fund is not based on the Regulated Funds' and the Affiliated Investors'

outstanding investments in the issuer or the security at issue, as appropriate, immediately

preceding the Follow-On Investment; and

(ii)   if the aggregate amount recommended by the applicable Adviser to be

invested by the applicable Regulated Fund in the Potential Co-Investment Transaction,

together with the amount proposed to be invested by the other participating Regulated Funds

and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the

investment opportunity; then the Follow-On Investment Opportunity will be allocated

among them pro rata based on Available Capital (as described in greater detail in the

application), up to the amount proposed to be invested by each.

(e)   The acquisition of Follow-On Investments as permitted by this condition will

be considered a Co-Investment Transaction for all purposes and subject to the other conditions set

forth in the application.

10.   Enhanced Review Follow-Ons

(a)   If any Regulated Fund or Affiliated Investor desires to make a Follow-On

Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and

Affiliated Investor holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Investor will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this condition.

(b) The applicable Adviser will provide its written recommendation as to a Regulated Fund's participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by section 57 (as modified by rule 57b-1) or rule 17d-1, as applicable. The basis for the Board's findings will be recorded in its minutes.

(c)   The Follow-On Investment may only be completed in reliance on the order if:

(i)   All of the Affiliated Investors' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(ii)   Independent counsel to the Board of each Regulated Fund that holds an investment in the issuer advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by section 57 (as modified by rule 57b-1) or rule 17d-1, as applicable;

(iii)   All Regulated Funds and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (A) any Regulated Fund's or Affiliated Investor's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (B) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency or denominations may be treated as the same security; and

(iv)   The Affiliated Investors, the other Regulated Funds and their affiliated persons (within the meaning of section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of section 2(a)(9) of the Act).

(d)   If, with respect to any such Follow-On Investment:

(i)   the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Investors' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Investors, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on Available Capital (as described in greater detail in the application).

(e)   Other Conditions. The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

11.   The Non-Interested Trustees of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions that fell within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria, including investments in Potential Co-Investment Transactions made by other Regulated Funds or Affiliated Investors that the Regulated Fund considered but declined to participate in, and concerning Co-Investment Transactions in which the Regulated Fund participated, so that the Non-Interested Trustees may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those Potential Co-Investment Transactions which the Regulated Fund considered but declined to participate in, comply with the conditions of the order. In addition, the Non-Interested Trustees will consider at least annually: (a) the continued

appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions, and (b) the continued appropriateness of any Board-Established Criteria.

12.　　Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

13.　　No Non-Interested Trustee of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of any of the Affiliated Investors.

14.　　The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Investors and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Investors in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

15.　　Any transaction fee[26] (including break-up, structuring, monitoring or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k) of the Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Investors on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section

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[26]　　Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided

pro rata among the participating Regulated Funds and Affiliated Investors based on the amount they

invest in such Co-Investment Transaction. None of the Advisers, the Primary Advisers, the

Affiliated Investors, the other Regulated Funds nor any affiliated person of the Regulated Funds or

Affiliated Investors will receive additional compensation or remuneration of any kind as a result of

or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated

Funds and the Affiliated Investors, the pro rata transaction fees described above and fees or other

compensation described in condition 2(c)(iii)(D), and (b) in the case of an Adviser or Primary

Adviser, investment advisory fees paid in accordance with their respective agreements between the

Advisers and the Regulated Fund or Affiliated Investor).

      16.   If the Holders own in the aggregate more than 25% of the Shares, then the Holders

will vote such Shares in the same percentages as the Regulated Fund's other shareholders (not

including the Holders) when voting on (1) the election of trustees; (2) the removal of one or more

trustees; or (3) all other matters under either the Act or applicable state law affecting the Board's

composition, size or manner of election.

      17.   Each Regulated Fund's chief compliance officer, as defined in rule 38a-1(a)(4) under

the Act, will prepare an annual report for its Board each year that evaluates (and documents the

basis of that evaluation) the Regulated Fund's compliance with the terms and conditions of the

application and the procedures established to achieve such compliance.

      For the Commission, by the Division of Investment Management, under delegated

authority.


J. Matthew DeLesDernier
Assistant Secretary
